UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRAND ENGAGEMENT NETWORK INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

104932108

(CUSIP Number)

Tyler Luck

145 E. Snow King Ave, Office #2

PO Box 758

Jackson, Wyoming 83001

with a copy to:

Matthew L. Fry, Esq.

Haynes and Boone, LLP

2801 N. Harwood St., Ste. 2300

Dallas, Texas 75201

(214) 651-5443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104932108
1. Names of Reporting Persons Tyler Luck
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,765,568
8. Shared Voting Power 0
9. Sole Dispositive Power 8,765,568
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,765,568
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.4% (1)
14. Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based upon 35,963,169 shares of Common Stock of the Issuer outstanding as of July 26, 2024, as disclosed in the Issuer’s registration statement on form S-1, originally filed with the SEC on June 20, 2024 as amended.

CUSIP No. 104932108
1. Names of Reporting Persons October 3rd Holdings, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,765,568
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,765,568
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,765,568
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.4% (1)
14. Type of Reporting Person (See Instructions) PN

(1) The percentage is calculated based upon 35,963,169 shares of Common Stock of the Issuer outstanding as of July 26, 2024, as disclosed in the Issuer’s registration statement on form S-1, originally filed with the SEC on June 20, 2024 as amended.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Brand Engagement Network Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 145 E. Snow King Ave, PO Box 1045, Jackson WY 83001.

Item 2. Identity and Background

(a) The names of the entity and individual jointly filing this Schedule 13D are October 3rd Holdings, LLC (“October 3rd”) and Tyler Luck (together, the “Reporting Persons”).

(b) The principal business address of October 3rd is 1821 Logan Avenue C/O CSC Cheyenne, WY 82001. The principal business address of Mr. Luck is 145 E. Snow King Ave, Office #2, PO Box 758, Jackson WY 83001.

(c) October 3rd is the record and direct beneficial owner of the Common Stock covered by this Schedule 13D. Mr. Luck is the managing member of October 3rd and has sole voting and dispositive power over the securities held thereby. The principal business of October 3rd is managing certain investment holdings. The principal occupation of Mr. Luck is serving as Chief Product Officer and Board Member of the Issuer.

(d) and (e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The October 3rd is a Wyoming limited liability company. Mr. Luck is a citizen of New Zealand and Permanent Resident of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 4 below, which is incorporated herein by reference, summarizes the general context surrounding the securities of the Issuer that are held by the Reporting Persons.

Item 4. Purpose of Transaction

On March 14, 2024, Brand Engagement Network Inc., a Wyoming corporation and the predecessor company (the “Predecessor”) to the Issuer consummated its business combination (the “Business Combination”) with DHC Acquisition Corp., a former Cayman Islands corporation (“DHC’), as reported on the Registration Statement on Form S-4 filed by DHC with the Securities and Exchange Commission on October 17, 2023 and most recently amended on February 12, 2024 (File No. 333-275058) (the “Registration Statement”). Existing shares of Predecessor common stock were converted into Common Stock of the Issuer as the entity surviving the Business Combination. Shares reported herein were originally obtained prior to the Business Combination in connection with the founding of the Predecessor, and the Business Combination itself is the sole transaction prompting the filing of this Schedule 13D. Shares reported herein are shares of the Issuer held by October 3rd on an as-converted basis. Effective June 30, 2024, the Company entered into a Debt Conversion Agreement (the “Debt Conversion Agreement”) with October 3rd Holdings, LLC (“October 3rd”), pursuant to which the Company agreed to issue 93,333 shares of Common Stock at a value of $4.50 per share to October 3rd in exchange for the conversion of certain outstanding indebtedness owed by a subsidiary of the Company to October 3rd in the amount of $420,000. The Securities were offered and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) provided by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act. The foregoing descriptions of the transactions discussed in this Item 4 are qualified in their entirety by reference to descriptions of the Business Combination and related transactions contained in the Registration Statement, which such descriptions are incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the Issuer, changes to the composition of the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as the Reporting Persons deem appropriate under the circumstances.

Except to the extent that the foregoing may be deemed to be a plan or proposal, each Reporting Person currently does not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of each Reporting Person’s general investment policies, or other factors, each Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which the Reporting Persons have:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Except as set forth in Item 4 above, during the past sixty days, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein, the Reporting Persons do not have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2	Business Combination Agreement and Plan of Reorganization, dated as of September 7, 2023, by and among Brand Engagement Network Inc., BEN Merger Subsidiary Corp., DHC Acquisition Corp and, solely with respect to Section 7.21 and 9.03 thereto, DHC Sponsor, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2023).
99.3	Debt Conversion Agreement effective June 30, 2024 by and among the Company, Brand Engagement Network Inc., a Wyoming corporation and October 3rd Holdings, LLC. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 5, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024

/s/ Tyler Luck
Tyler Luck

OCTOBER 3rd HOLDINGS, LLC

By:	/s/ Tyler Luck
Name:	Tyler Luck
Title:	Managing Member